UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: ____________________

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 18, 2014

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2013 and 2012

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 13
Supplemental Information	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	14
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2013	15

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the Novo Nordisk Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the years ended December 31, 2013 and 2012. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Iselin, New Jersey
June 18, 2014

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Investments, at fair value		
Mutual funds	$ 482,456,853	$ 356,617,315
Common stock – Novo Nordisk A/S	213,650,919	208,037,583
Common collective trusts	169,995,767	123,661,759
Money market funds	45,638,264	42,625,325
	911,741,803	730,941,982
Cash	76,949	178,874
Notes receivable from participants	15,739,457	14,483,232
Receivables		
Employer	331,096	137,576
Participant	22,024	1,127,640
	353,120	1,265,216
Net assets available for benefits	$ 927,911,329	$ 746,869,304

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 136,771,898	$ 111,485,534
Dividends from common stock	3,839,418	3,293,844
Other dividends	13,261,331	9,568,127
Interest	12,469	21,009
	153,885,116	124,368,514
Interest on notes receivable from participants	628,077	556,083
Contributions		
Participant	55,860,196	46,614,833
Participant rollovers	11,467,439	10,480,678
Employer	9,221,956	8,966,002
	76,549,591	66,061,513
Total additions	231,062,784	190,986,110
Deductions from net assets attributed to		
Benefits paid to participants	49,867,492	52,283,391
Administrative expenses	153,267	81,471
Total deductions	50,020,759	52,364,862
Net increase	181,042,025	138,621,248
Net assets available for benefits, beginning of year	746,869,304	608,248,056
Net assets available for benefits, end of year	$ 927,911,329	$ 746,869,304

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan covering all employees of Novo Nordisk Inc., Novo Nordisk Pharmaceutical Industries, Inc. ("NNPII"), and NNE Pharmaplan, Inc. ("NNE") (collectively the "Company") upon date of hire. Company employees do not include employees working in Puerto Rico, and temporary employees with less than one year of service who work less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan") which is maintained by NNI for their employees in Puerto Rico, both offer stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Plan to cover both the Plan and the PR Plan.

Participant Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may make rollover contributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution in 2013 and 2012 is $5,500. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations imposed by the Internal Revenue Code (the "Code").

All employees have their compensation automatically reduced by 2% (before-tax basis), which is deemed to be the participants' salary reduction election if the participants do not elect to defer a portion of their compensation to the Plan, and do not elect a greater or lesser contribution amount. Participants' salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 6% of compensation. The purpose of this automatic increase is solely to encourage employees to save for their retirement. Participants can also opt out on this automatic escalation election at any time.

Note 1 - Description of Plan (continued)

Company Contributions

The Company makes a basic retirement contribution. Matching retirement contributions will be made by the Company provided that participants' before-tax and/or Roth 401(k) contributions equal at least 2% of their eligible annual compensation to the Plan. Additionally, the Company may elect to make discretionary profit sharing contributions.

The Plan was amended and restated effective as of January 1, 2012. The changes only impacted the employees of NNI whereas NNI's basic retirement contributions, when made for periods after December 31, 2011, are not made to this Plan, but are instead contributed in a new and separate qualified retirement plan, known as the Novo Nordisk Inc. Money Purchase Plan ("MPP"), and will be made on behalf of NNI's employees eligible to participate in the MPP.

For the years ended December 31, 2013, and 2012, the basic retirement contributions to the Plan represent 8% of NNPII and NNE participants' eligible annual compensation, and the Company's matching contributions equal to 50% of the first 2% of NNI, NNPII and NNE participants' before-tax and/or Roth 401(k) contributions were made to the Plan.

Prior to the amendment effective as of January 1, 2012, the basic retirement contributions represent 8% of Company participants' eligible annual compensation, and matching contributions equal to 50% of the first 2% of Company participants' before-tax and/or Roth 401(k) contributions were made to the Plan.

In no event shall the Company's matching contributions exceed 1% of participants' eligible annual compensation. To date, no discretionary profit sharing contributions have been made by the Company to the Plan.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan are charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Note 1 - Description of Plan (continued)
Vesting Benefits and Forfeitures (continued)

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees. During the years ended December 31, 2013 and 2012, forfeitures of approximately $2,354,000 and $938,000, respectively, were used to offset contributions.

As a result of an error in tracking forfeited balances related to a five year Break in Service rule, approximately $1,830,000 of forfeitures, of which approximately $1,594,000 related to prior years, that should have previously been reclassified to forfeitures, were reclassified during 2013. No participants were impacted by this event and on February 21, 2014, the Company submitted an application to the Internal Revenue Service under the Voluntary Correction Program to correct these errors. The Company began to utilize these forfeitures during 2013 as soon as they became available and expects to use all available forfeitures to offset 2014 Company contributions. Forfeited non-vested accounts available at December 31, 2013 were approximately $1,122,000. Forfeited non-vested accounts available at December 31, 2012 were approximately $1,795,000 after adjusting for the error noted above and after utilizing approximately $174,000 of forfeitures to reduce certain employer contributions that would have been receivable at December 31, 2012.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2013 and 2012, the loans' interest rates range from 4.25% to 9.25%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits
On the earlier of retirement, death or termination of service, participants shall be entitled to receive the vested interest in their accounts. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions at age 59½.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan's administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

The Company's service agreement with Schwab Retirement Plan Services, Inc. ("Schwab"), the Plan's recordkeeper, reflects a minimum basis point requirement, whereby, should the revenue generated from Plan assets exceed the minimum required basis points, Schwab will credit the excess revenue to the Plan in the form of a Reduction in Compensation Account ("ERISA account"). The balance plus earnings in the ERISA account can be used to pay reasonable incurred Plan expenses as directed by the Company. The ERISA account balances as of December 31, 2013 and 2012 were approximately $173,900 and $35,700, respectively. The total amounts paid out of the ERISA account for payment of recordkeeping and other fees in 2013 and 2012 were approximately $65,800 and $2,200, respectively.

Note 3 - Fair Value Measurements

FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

Note 3 - Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2013:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap	$ 213,550,817	$ -	$ 213,550,817
Domestic growth	115,038,340	-	115,038,340
International growth	84,781,707	-	84,781,707
Fixed income	69,085,989	-	69,085,989
Total mutual funds	482,456,853	-	482,456,853
Common stock	213,650,919	-	213,650,919
Money market funds	45,638,264	-	45,638,264
Common collective trusts:			
Lifecycle funds	-	169,995,767	169,995,767
Total investments at fair value	$ 741,746,036	$ 169,995,767	$ 911,741,803

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap	$ 145,190,629	$ -	$ 145,190,629
Domestic growth	80,214,092	-	80,214,092
Fixed income	67,258,951	-	67,258,951
International growth	63,953,643	-	63,953,643
Total mutual funds	356,617,315	-	356,617,315
Common stock	208,037,583	-	208,037,583
Money market funds	42,625,325	-	42,625,325
Common collective trusts:			
Lifecycle funds	-	123,661,759	123,661,759
Total investments at fair value	$ 607,280,223	$ 123,661,759	$ 730,941,982

The Plan did not have any investments in Level 3 as of December 31, 2013 and 2012.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2013:					
Common/Collective Trust Funds[1]	$169,995,767	None	Immediate	None	See Below
As of December 31, 2012:					
Common/Collective Trust Funds[1]	$123,661,759	None	Immediate	None	See Below

1. The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. These funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

   The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

   The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

   Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

Redemption Restrictions

Certain mutual funds charge a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2013		2012
Mutual funds:				
Schwab S&P 500 Index Fund	$	89,572,659	$	62,088,696
T Rowe Price Blue Chip		78,064,918		51,899,288
Europacific Growth R6		61,291,496		48,554,506
Schwab Value Advantage Instl.		(a)		42,604,490
	$	228,929,073	$	205,146,980
Common stock:				
Novo Nordisk A/S ADR Shares	$	213,650,919	$	208,037,583
Common collective trusts:				
Schwab Managed Ret 2040 CL III	$	69,878,708	$	52,473,871

(a) Investment represented less than 5% of Plan's net assets available for pension benefits at December 31, 2013.

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

		2013		2012
Mutual Funds	$	81,776,352	$	32,449,701
Common collective trusts		29,492,626		15,983,921
Common stock		25,502,920		63,051,912
	$	136,771,898	$	111,485,534

Note 5 - Income Tax Status

The Plan, as amended and restated effective as of January 1, 2012, has received a favorable tax determination letter from the Internal Revenue Service ("IRS") dated March 15, 2013, replacing the prior favorable determination letter dated January 15, 2009, which provides that the Plan and the related trust qualify under the provisions of Section 401(a) of the Code and therefore, are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The letter expires on January 31, 2018. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2013 and 2012. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2010.

Note 6 - Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the total market value of investments managed and held by Charles Schwab amounted to $305,206,690 and $228,375,780, respectively. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $153,267 and $81,471 for the years ended December 31, 2013 and 2012, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co..

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the market value of investments in Novo Nordisk A/S common stock was $213,650,919 and $208,037,583, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2013 and 2012 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 10 - Delinquent Participant Contributions

The Company has reported on Form 5330, late participant contributions (including participant loan repayments) of $1,402 for the year ended December 31, 2013. Lost earnings related to late participant contributions of $107 for the year ended December 31, 2012 was corrected and funded in June 2013. Lost earnings related to late participant contributions of $953 and $342 for the years ended December 31, 2013 and 2012, respectively, not corrected at December 31, 2013, were corrected and funded by June 2014.

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Cost		Fair Value
Schwab S&P 500 Index Fund	*	Mutual Fund	**	$	89,572,659
T. Rowe Price Blue Chip		Mutual Fund	**		78,064,918
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		69,878,708
Europacific Growth R6		Mutual Fund	**		61,291,496
Columbia Dividend Income CLZ		Mutual Fund	**		45,913,240
Schwab Value Advantage Instl.	*	Money Market Fund	**		45,419,907
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**		39,959,154
Ridgeworth SMCAP Val Equity I		Mutual Fund	**		39,161,359
Wells Fargo Adv Core Bond I		Mutual Fund	**		35,859,715
Schwab Managed Ret 2050 CL III	*	Common collective trust fund	**		25,420,099
Columbia Small Cap Index Z		Mutual Fund	**		25,400,769
Franklin U.S. Govt Securities Adv		Mutual Fund	**		24,975,893
Columbia Mid Cap Index Z		Mutual Fund	**		21,222,043
Goldman Sachs Midcap Val Instl.		Mutual Fund	**		20,391,539
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		16,177,922
Vanguard Total Int'l Stk Idx Sig		Mutual Fund	**		15,317,506
Neuberger Berman MCP Grth Inst		Mutual Fund	**		8,862,630
Vanguard Total Bnd Mkt Idx Sig		Mutual Fund	**		8,250,381
DFA Intl. Small Company		Mutual Fund	**		8,172,705
Schwab Managed Ret 2035 CL III	*	Common collective trust fund	**		4,681,139
Schwab Managed Ret 2015 CL III	*	Common collective trust fund	**		3,701,463
Schwab Managed Ret 2025 CL III	*	Common collective trust fund	**		3,518,251
Schwab Managed Ret 2045 CL III	*	Common collective trust fund	**		3,341,943
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		1,841,760
Schwab Managed Ret Income III	*	Common collective trust fund	**		1,475,328
Schwab U.S. Treasury	*	Money Market Fund	**		218,357
Novo Nordisk A/S	*	Common Stock	**		213,650,919
Total Investments					911,741,803
Notes receivable from participants	*	Loan (4.25% - 9.25% and maturities through 2028)			15,739,457
				$	927,481,260

* Party-in-interest

** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2013

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
(x)	$1,295 (b)	$ 107 (a)	$0	$0

(x) Late participant loan repayments are included in the late participant contributions.

(a) Lost earnings of $1 related to the corrected late participant contributions were funded in June 2013. The amount is not included in the schedule above.

(b) Lost earnings of $3 and $10 related to the corrected late participant contributions of $953 and $342 for the years ended December 31, 2013 and 2012, respectively, were funded by June 2014. These amounts are not included in the schedule above.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Novo Nordisk A/S on Form S-8 (No. 333-83724) of our report dated June 18, 2014 on our audits of the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, and for each of the years in the two year period ended December 31, 2013, which report is included in this Annual Report on Form 11-K to be filed on or about June 18, 2014.

EisnerAmper LLP

Iselin, New Jersey
June 18, 2014

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2013 and 2012

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 13
Supplemental Information	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	14
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2013	15

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.